UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 11-K
 ___________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6003
  ___________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FEDERAL SIGNAL CORPORATION
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

December 31, 2015 and 2014
and the
Year Ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Planning Committee
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MAYER HOFFMAN McCANN P.C.
Chicago, Illinois
June 27, 2016

REQUIRED INFORMATION
Federal Signal Corporation is the Plan Sponsor of the Federal Signal Corporation Retirement Savings Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2015 and 2014, and for the year ended December 31, 2015, and the supplemental schedule as of December 31, 2015, have been prepared in accordance with the financial reporting requirements of ERISA.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2015	2014
ASSETS
Investments, at fair value	$244,496,424	$244,203,704
Receivables:
Employer contributions	174,203	178,044
Participants’ contributions	219,321	197,096
Notes receivable from participants	5,276,851	4,006,778
Total receivables	5,670,375	4,381,918
NET ASSETS AVAILABLE FOR BENEFITS	$250,166,799	$248,585,622

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015
ADDITIONS
Investment income:
Net depreciation in fair value of investments	$(8,176,696)
Interest and dividend income	9,751,638
Total investment income	1,574,942
Interest income on notes receivable from participants	186,874
Contributions:
Employer	7,234,682
Participants	11,136,066
Total contributions	18,370,748
TOTAL ADDITIONS	20,132,564

DEDUCTIONS
Benefits paid to participants	(18,472,262)
Administrative expenses	(79,125)
TOTAL DEDUCTIONS	(18,551,387)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,581,177
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	248,585,622
End of year	$250,166,799

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan covering a majority of the U.S. employees of Federal Signal Corporation (the “Company”). Employees are eligible to participate in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan on the first day following completion of their probationary period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated as of January 1, 2015 with updates to various IRS dollar limitations and changes to Plan rules for participant borrowings. The Plan is sponsored by the Company.
The Plan is administered by the Company’s Benefits Administration Committee (the “Committee”), which is comprised of Company designated management. The Committee has overall responsibility for the operation and administration of the Plan and reports to the Benefits Planning Committee and the Compensation and Benefits Committee of the Board of Directors.
Contributions
Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. If an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan with contributions set at 2% of pretax annual compensation to the Vanguard Target Retirement Fund whose “target” year is closest to the year in which the employee will turn age 65, unless the employee’s participation in the Plan is governed by a collective bargaining agreement. The Plan offers an automatic increase feature that will increase the pre-tax contribution rate of participants by one percentage point each January up to 10% of base pay not to exceed the IRS contribution limit. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan. Contributions are subject to certain Internal Revenue Code of 1986, as amended (the “IRC”), limitations.
Company contributions are based on a percentage of employee contributions and on a points-weighted system based on age and service.
The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan. During the year ended December 31, 2015, the Plan recorded income from dividends paid on Company stock of $279,873.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) the Plan’s earnings in the fund(s) selected by the participants and is charged with an allocation of investment management fees, administrative expenses and/or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and points-weighted contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after three years of credited service. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.
Participant Investment Account Options
Participants direct the investment of all contributions into various investment options offered by the Plan. Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

Fiduciary Trust Company (“Vanguard”) or into the Federal Signal Stock Fund, an investment fund consisting primarily of the Company’s common stock and some cash. Participants may change their investment by contacting Vanguard.
Notes Receivable from Participants
Participants generally may borrow from their vested contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.
The loan origination fee for non-automated loans is $85. The loan origination fee for automated loans is $35.
Payment of Benefits
Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.
Forfeited Accounts
As of December 31, 2015 and 2014, forfeited non-vested accounts totaled $349,738 and $405,266, respectively. These accounts are used to reduce employer contributions and/or to pay plan expenses. Employer contributions were reduced by $157,110 in the year ended December 31, 2015.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include within the fair value hierarchy established in Accounting Standards Codification (“ASC”) 820 any investments for which fair value is estimated using the net asset value per share practical expedient. As permitted, the Plan elected to adopt the guidance in ASU No. 2015-07 early for the year ended December 31, 2015. As retrospective presentation is required for all comparable periods presented, the appropriate reclassifications have been made to prior-year amounts in the table included in Note 3 to the financial statements.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Previously, Topics 962 and 965 on employee benefit plan accounting required fully benefit-responsive investment contracts to be measured at contract value. Those Topics also required an adjustment to reconcile contract value to fair value, when these measures differ, on the face of the plan financial statements. Part I of this update removes this requirement by designating contract value as the only required measure for fully benefit-responsive investment contracts. Part II of this update addresses the grouping and classification of investments in the financial statements and footnotes. This section of the update eliminates the requirement to present individual investments that represent 5% or more of a plan’s net assets. It also requires that only the net appreciation or depreciation in the fair value of investments be disclosed on an aggregate basis. Finally, it requires that investments be grouped only by general type (e.g. corporate bonds, common stocks, mutual funds) for all disclosures. Part III of the update is not applicable to the Plan. As permitted, the Plan elected to adopt the guidance in ASU No. 2015-12 early for the year ended December 31, 2015. Part I and Part II require retrospective presentation for all comparable periods presented. As such, the

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

appropriate reclassifications have been made to prior-year amounts on the statements of net assets available for benefits, as well as in the footnotes to the financial statements. The statement of changes in net assets available for benefits was not affected by the adoption of the new guidance.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the asset custodian. See Note 3 for discussions of fair value measurements.
The Federal Signal Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of the Company’s common stock and the Vanguard Prime Money Market Fund sufficient to meet the Fund’s daily cash needs; unitizing the Fund allows for daily trades. The Fund is valued at its year-end unit closing price (composed of year-end market price plus the un-invested cash portion). As of December 31, 2015, 2,420,414 units were outstanding with a value of $7.22 per unit. As of December 31, 2014, 2,492,983 units were outstanding with a value of $7.09 per unit.
Purchases and sales of securities are recorded on a trade-date basis. In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be re-priced. A material trading impact is defined as activity which causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund’s holdings of Company stock, (b) trade execution prices are significantly different from the closing price used to value the participant’s trade date unit value, or (c) a combination of both occurs.
Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net appreciation includes gains and losses on the investments bought and sold, as well as held during the year. Contributions are recognized based on payroll dates and accrued if applicable.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on an accrual basis. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.
Unit Values
Individual participant accounts for the common/collective trust fund is maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund but do have an interest therein represented by units valued daily. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from the fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits. Certain fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are not included in the administrative expenses. Investment related expenses are paid directly from fund earnings and are included in net appreciation in fair value of investments.
Reclassification
Certain prior-year amounts were reclassified to conform to current-year presentation, as described in the New Accounting Pronouncements section above. There was no impact on total net assets available for benefits as a result of these reclassifications.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

NOTE 3 – FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015 and 2014.
Mutual funds
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Federal Signal Corporation common stock fund
Valued at the closing price reported on the active market on which the security is traded plus the balance in the Vanguard Prime Money Market Fund.
Common/collective trust fund
A stable value fund that is composed primarily of investments in fully benefit-responsive investment contracts and is valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds	$186,812,698	$—	$—	$186,812,698
Common stock fund	17,489,426	—	—	17,489,426
Total investments categorized within fair value hierarchy	$204,302,124	$—	$—	$204,302,124
Investments measured at net asset value:
Common/collective trust fund*				40,194,300
Total Investments at fair value				$244,496,424

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$186,385,221	$—	$—	$186,385,221
Common stock fund	17,673,753	—	—	17,673,753
Total investments categorized within fair value hierarchy	$204,058,974	$—	$—	$204,058,974
Investments measured at net asset value:
Common/collective trust fund*				40,144,730
Total Investments at fair value				$244,203,704
* This fund is measured at fair value using the net asset value per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits. The common/collective trust provides for daily redemption by the Plan at reported NAV, provided notice is received at Vanguard before 4 pm Eastern time on days the market is open. Additionally, there are no unfunded commitments.
NOTE 4 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Vanguard. Vanguard is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the trustee of $84,273 for the year ended December 31, 2015, which was not covered by revenue sharing. The Plan also paid certain expenses related to the Plan’s operations to various service providers. Participants or the Plan sponsor directly pay any other fees related to the Plan’s operations.
Certain Plan investments are shares of the Fund. The Company is the Plan sponsor; therefore these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.
NOTE 5 – TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed the Company, by a letter dated September 17, 2013, that the Plan and related trust are designed in accordance with applicable requirements of the IRC. The Plan has been amended since applying for the determination letter, and has been submitted to the IRS for requalification during 2016. The Committee believes that the Plan and related trust comply with and have been administered in compliance with the applicable requirements of the IRC.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS.  The Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes it is no longer subject to examinations for years prior to 2012.
NOTE 6 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
NOTE 7 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)

values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2015 and 2014, to Schedule H of Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$250,166,799	$248,585,622
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	1,232,443
Net assets available for benefits per Schedule H of the Form 5500	$250,166,799	$249,818,065
The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2015 to net income per Schedule H of Form 5500:

Net increase in net assets available for benefits per the financial statements	$1,581,177
Net adjustment for fully benefit-responsive investment contracts	(1,232,443)
Net income per Schedule H of the Form 5500	$348,734
NOTE 9 – SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 27, 2016, the date that the financial statements were filed with the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULE
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

EIN: 36-1063330
Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard Explorer Fund	Registered investment company	(1)	$11,744,557
*	Vanguard Institutional Index Fund	Registered investment company	(1)	30,924,766
*	Vanguard International Growth Fund	Registered investment company	(1)	7,601,387
*	Vanguard Prime Money Market Fund	Registered investment company	(1)	349,734
*	Vanguard PRIMECAP Fund	Registered investment company	(1)	46,797,367
*	Vanguard Small-Cap Value Index Fund	Registered investment company	(1)	4,449,752
*	Vanguard Target Retirement 2010 Fund	Registered investment company	(1)	1,737,958
*	Vanguard Target Retirement 2015 Fund	Registered investment company	(1)	3,702,174
*	Vanguard Target Retirement 2020 Fund	Registered investment company	(1)	8,683,460
*	Vanguard Target Retirement 2025 Fund	Registered investment company	(1)	9,312,741
*	Vanguard Target Retirement 2030 Fund	Registered investment company	(1)	6,606,479
*	Vanguard Target Retirement 2035 Fund	Registered investment company	(1)	5,114,830
*	Vanguard Target Retirement 2040 Fund	Registered investment company	(1)	4,055,276
*	Vanguard Target Retirement 2045 Fund	Registered investment company	(1)	5,056,315
*	Vanguard Target Retirement 2050 Fund	Registered investment company	(1)	2,736,131
*	Vanguard Target Retirement 2055 Fund	Registered investment company	(1)	963,092
*	Vanguard Target Retirement 2060 Fund	Registered investment company	(1)	101,259
*	Vanguard Target Retirement Income	Registered investment company	(1)	1,066,289
*	Vanguard Total Bond Market Index Fund	Registered investment company	(1)	8,550,566
*	Vanguard Wellington Fund	Registered investment company	(1)	22,541,282
*	Vanguard Windsor II Fund	Registered investment company	(1)	4,717,283
*	Federal Signal Stock Fund	Common stock fund	(1)	17,489,426
*	Vanguard Retirement Savings Trust	Common/collective trust	(1)	40,194,300
				244,496,424
*	Participants’ loans	Interest rates from 4.25% to 9.25%	—	5,276,851
				$249,773,275

*	Party-in-interest as defined by ERISA

(1)	Cost information may be omitted for plan assets which are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Signal Corporation Retirement Savings Plan

Date:	June 27, 2016	/s/ Paul Wittig
Paul Wittig
Vice President, Corporate Services (Benefits Administration Committee)

/s/ Daniel A. DuPré
Daniel A. DuPré
Vice President, General Counsel (Federal Signal Corporation)

EXHIBIT INDEX

Exhibit No.	Description
23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM